Mail Stop 4720

December 17, 2009

Michael M. Magee
President and Chief Executive Officer
Independent Bank Corporation
230 West Main Street, P.O. Box 491
Ionia, Michigan 48846

      Re: Independent Bank Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed November 2, 2009
           File No. 000-07818

Dear Mr. Magee:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

      Sincerely,

      Kathryn McHale
      Staff Attorney

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       Seth Ashby
       Kim Baber
       Varnum LLP